25 February 2026

RELX PLC

Additional Listing

RELX PLC (the Company) has made an application to the Financial Conduct Authority (FCA) and the London Stock Exchange (LSE) for a block listing of 80,000 Ordinary shares of 14 51/116p each in connection with the RELX PLC Employee Share Purchase Plan 2023. Upon issuance, the shares will trade on the LSE, be admitted to the FCA’s Official List and rank pari passu with the existing issued shares of the Company.

Admission of the shares is expected on 2 March 2026.